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                                 EXHIBIT 99.1

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES REFORM ACT OF 1995

  Tanning Technology Corporation (the "Company") cautions readers that the important factors set forth below, as well as factors discussed in other documents filed by the Company with the Securities and Exchange Commission (the "SEC"), among others, could cause the Company's actual results to differ materially from forward looking statements contained in this report, future filings by the Company with the SEC, the Company's press releases and oral statements made by or on behalf of the Company. The words "estimate," "project," "anticipate," "expect," "intend," "believe," "target" and similar expressions are intended to identify forward looking statements.

Inability to manage our growth could have a material adverse effect on the quality of our services, our ability to retain key personnel, and our business

  Our growth has placed significant demands on our management and other resources. Our service revenues for the first nine months of 1999 increased approximately 74% over revenues in the same period in 1998. Our staff increased from 120 full-time employees at December 31, 1997 to 148 at December 31, 1998, and to 270 at September 30, 1999. Our future success will depend on our ability to manage our growth effectively, including:

  . continuing to train, motivate, manage and retain our existing employees and attract and integrate new employees;

  .  improving our business development capabilities;

  .  maintaining high rates of employee utilization;

  .  accurately estimating time and resources for engagements;

  . developing and improving our operational, financial, accounting and other internal systems and controls; and

  .  maintaining project quality.

  Our management has limited experience managing a business of Tanning's size. If we are unable to manage our growth and projects effectively, it could have a material adverse effect on the quality of our services, our ability to retain key personnel, and our business and results of operations.

If our revenues do not increase proportionately with our planned increases in costs and capital expenditures, then our results of operations and liquidity will suffer

  In anticipation of business growth, we expect to incur costs and expend capital. We can give no assurances that we will continue to grow, or that we will grow at a pace that will support these costs and expenditures. To the extent revenues do not increase at a rate commensurate with these additional costs and expenditures, our results of operations and liquidity could be materially and adversely affected. In particular, we expect that our plans for increases in expenses and capital expenditures over the next year to support our growth will negatively impact profitability.

The loss of our professionals, or the inability to recruit additional professionals, would make it difficult to complete existing projects and bid for new projects, which could cause our business to suffer

  Our business is labor intensive, and our success depends on identifying, hiring, training and retaining experienced, knowledgeable professionals. If a significant number of our current employees or any of our project managers or senior technical personnel leave, we may be unable to complete or retain existing projects or bid for new projects of similar scope and revenue. In addition, former employees may compete with us in the future.
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  Even if we retain our current employees, our management must continually recruit talented professionals in order for our business to grow. There is currently a shortage of qualified project managers and senior technical personnel in the information technology services field, and this shortage is likely to continue. Furthermore, there is significant competition for employees with the skills required to perform the services we offer. We cannot give any assurances that we will be able to attract a sufficient number of qualified employees in the future, or that we will be successful in motivating and retaining the employees we are able to attract. If we cannot attract, motivate and retain qualified professionals, our business, financial condition and results of operations will suffer.

We depend on our key personnel, and the loss of any key personnel may harm our ability to obtain and retain client engagements, maintain a cohesive culture and compete effectively

  We believe that our success will depend on the continued employment of our key management personnel. This dependence is particularly important to our business because personal relationships are critical to obtaining and maintaining client engagements and maintaining a cohesive culture. If one or more members of our key management personnel were unable or unwilling to continue in their present positions, such persons would be very difficult to replace and our business could be seriously harmed. In addition, if any of these key employees joins a competitor or forms a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house information technology services capabilities may hire away some of our key employees. This would not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any of the foregoing could seriously harm our business.



We depend heavily on our principal clients; a significant reduction in the work we perform for any of them could harm our revenues and earnings

  We derive a large portion of our services revenue from a limited number of clients. Services revenue constitutes substantially all of our revenues. In 1997, our five largest clients accounted for approximately 81% of our services revenue. In 1998, our five largest clients accounted for approximately 70% of our services revenue. In the first nine months of 1999, our five largest clients accounted for approximately 74% of our services revenue. The volume of work performed for our principal clients may not be sustained from year to year, and there is a risk that these principal clients may not retain us in the future. Any cancellation, deferral or significant reduction in work performed for these principal clients or a significant number of smaller clients could have a material adverse effect on our financial condition and results of operations.

Our clients may terminate projects before completion; this could adversely affect our revenues and earnings

  In general, our clients may terminate project engagements upon limited notice and without significant penalty. This makes our results of operations difficult to predict. Our clients' termination of our project engagements would result in lower revenues and underutilized employees and, as a result, would negatively affect our earnings. For example, a client's termination of a significant project in the fourth quarter of 1997 adversely affected revenues, employee utilization and earnings in the first half of 1998.

Our international operations and expansion involve risks relating to difficulties in complying with foreign laws and regulations, staffing difficulties, currency related risks, difficulties in collecting accounts receivable, and seasonal reductions in business activity; these risks could result in increased costs, unanticipated liabilities, operational difficulties and decreases in revenues and earnings

  We currently have significant operations in Europe and intend to expand our business to other regions, as attractive opportunities arise. Revenues from our existing international operations represented 35% of services revenue in 1998 and 35% in the first nine months of 1999. We may incur significant costs in connection with our international expansion.

  We also encounter risks in doing business in foreign countries, including:

  . increased costs due to the need to comply with visa or other work permit requirements, which may impair our ability to move personnel between countries and properly staff our projects;

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  .  to the extent we bill for our services in the functional currency of our foreign subsidiaries, any depreciation of such currencies against the dollar would negatively impact our results of operations;

  . expenses incurred to modify our accounting systems as we do more business in the countries that are converting their currencies to the euro;

  . difficulties in staffing and managing foreign offices, such as our office in Chertsey, England, as a result of, among other things, distance and time zone differences;

  . seasonal reductions in business activity, such as the August slowdown in Europe, which may adversely impact our business and results of operations;

  . longer payment cycles and problems in collecting accounts receivable, which may adversely impact our results of operations due to required allowances for doubtful accounts and increased cost of collection efforts; and

  . lack of ability to determine the taxation to which we or our employees may be subject in foreign countries, including the failure to evaluate complex payroll tax regulations of foreign countries, which could cause us to underestimate our tax liabilities.

Any of these factors could result in increased costs, unanticipated liabilities, operational difficulties and decreases in revenues and earnings.

We may fail to accurately estimate the time and resources necessary for the performance of our services, which could reduce the profitability of, or result in a loss on, our projects and damage our customer relationships

  To date, we have generally provided services to our clients on a time and materials basis, although we sometimes work on a fixed-fee or capped fee basis. In the future, we anticipate that an increasing percentage of our client engagements will be subject to fixed-fee or other arrangements that are not solely based on time and materials. Because we work with complex technologies in compressed timeframes and because we have limited experience in pricing engagements on these terms, it can be difficult to judge the time and resources necessary to complete a project. Our failure to accurately estimate the time and resources required for a project, or our failure to complete our obligations in a manner consistent with the project plan upon which our fixed-fee or other arrangements are based, could reduce the profitability of, or result in a loss on, our projects if we are required to devote additional resources to project engagements for which we will not receive additional compensation, and could damage our customer relationships and our reputation.

Quarter to quarter fluctuations in our revenues and earnings could affect the market price of our common stock

  Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

  . number, size and scope of client engagements commenced or completed during a quarter;

  .  employee utilization rates;

  .  unanticipated project terminations, delays or deferrals;

  . the accuracy of estimates of resources required to complete ongoing projects; and

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  .  the contractual terms and degree of completion of projects in which we are engaged.

  Because a high percentage of our expenses, particularly compensation and rent, are fixed in advance of any particular quarter, any of the factors listed above could cause significant variations in our earnings in any given quarter. Any decline in revenues or earnings or a greater than expected loss for any quarter could materially adversely affect the market price of our common stock, even if not reflective of any long-term problems with our business.

Competition from bigger, more established competitors who have greater financial and technical resources, and from new entrants, could cause us to lose current or future business opportunities and harm our business, results of operations and ability to grow

  The business areas in which we compete are intensely competitive and subject to rapid technological change. We expect competition to continue and intensify. Our competitors fall into four major categories:

  . large information technology consulting services providers, such as Andersen Consulting, KPMG, PricewaterhouseCoopers, IBM, EDS and CSC;

  .  mid-tier information technology services providers, such as Cambridge
      Technology Partners and Sapient;

  .  Internet professional service providers, such as Modem Media. Poppe
      Tyson, US Interactive, Proxicom, Viant and Scient; and

  . internal information technology departments of current and potential clients.

  Many of our competitors have longer operating histories and client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than we have. Our competitors may be able to respond more quickly to technological developments and changes in clients' needs.

  Further, there are low barriers to entry into our business. We do not own any technologies that preclude or inhibit competitors from entering our industry. Existing or future competitors may independently develop and patent or copyright technologies that are superior or substantially similar to our technologies. The costs to develop and provide information technology consulting services are relatively low. Therefore, we expect to continue to face additional competition from new entrants into our industry.


Year 2000 Issues could seriously harm our business as a result of reduced demand for our services, internal and external operations difficulties, and potential disputes with, or liabilities to, clients

  The Year 2000 problem is the potential for system and processing failures of date-related data arising from the use of two digits by computer-controlled systems, rather than four digits, to define the applicable year. Clients' and potential clients' purchasing patterns may be affected by Year 2000 issues as companies expend significant resources to correct or replace their current systems for Year 2000 compliance. These clients and potential clients may have fewer funds available to purchase our services, which could adversely affect our business, financial condition and results of operations. We may experience operations difficulties because of undetected errors or defects in the technology we use in our internal systems. We also rely, directly and indirectly, on the systems of business enterprises such as clients, suppliers, utilities, creditors and financial institutions, both domestic and international, which could be subject to operational difficulties arising out of Year 2000 issues. In addition, we have made representations to clients regarding Year 2000 compliance and may become involved in disputes regarding Year 2000 problems involving solutions that we have developed or implemented. Any failure on the part of our principal internal systems, other business' systems or the systems that we create for our clients as a result of the Year 2000 problem could seriously harm our business, reputation, financial condition and results of operations.



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Expansion of our solutions and service offerings may not be successful and we may lose opportunities to expand our business

  In addition to growing our business within the disciplines on which we currently focus, an element of our strategy is to expand our solutions in the area of supply chain management and our service offerings in areas such as business consulting, process innovation and creative design. Successful expansion in these areas will require:

  .  attracting, integrating and retaining talented personnel;
  . successfully marketing and delivering these services; and . successfully establishing relationships with vendors and technology providers.

  Failure to develop additional solutions and service offerings on a timely basis could cause us to lose opportunities for business with both existing and potential clients. We cannot assure you that this expansion will be successful.

We may have difficulty responding to changing technology, industry standards and client preferences, which could cause us to lose business

  Our success will depend in part on our ability to develop information technology solutions that keep pace with continuing changes in technology, involving industry standards and changing client preferences. We cannot give any assurances that we will be successful in addressing these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments could cause us to lose current and potential business opportunities and have a material adverse effect on our business and results of operations.

  In particular, we have derived a significant portion of our revenues from projects based primarily on:

  . open system technologies, which are standards-based, non-proprietary technologies;

  . multi-tier software architecture, in which the key layers of an application system are separated and optimized independently to improve performance, scalability and reliability;

  .  web-based architectures; and

  .  electronic commerce, generally.

  These areas are continuing to develop and are subject to rapid change. Any factors negatively affecting the acceptance of information processing systems using client/server and web-based architectures could have a material adverse effect on our business, especially if we are unable to develop skills and replacement technologies for these types of information processing systems.

Our business may suffer if growth in the use of the Internet declines

  Because Internet technologies are central to many of our solutions, our business depends upon continued growth in the use of the Internet by our clients, prospective clients and their customers and suppliers. Capacity constraints caused by growth in Internet usage may, unless resolved, impede further growth in Internet use. If the number of users on the Internet does not increase and commerce over the Internet does not become more accepted and widespread, demand for our services may decrease and our business and results of operations could suffer. Factors which may affect Internet usage or electronic commerce adoption include:

  .  actual or perceived lack of security of information;

  .  lack of access and ease of use;

  .  congestion of Internet traffic or other usage delays;

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  .  inconsistent quality of service;

  .  increases in access costs to the Internet;

  .  excessive government regulation;

  .  uncertainty regarding intellectual property ownership;

  .  reluctance to adopt new business methods;

  .  costs associated with the obsolescence of existing infrastructure; and

  .  economic viability of the Internet commerce model.

If we are unable to maintain our reputation and expand our name recognition, we may have difficulty attracting new business and retaining current clients, and our business may suffer

We believe that establishing and maintaining a good reputation and name recognition are critical for attracting and expanding our client base. We also believe that the importance of reputation and name recognition will increase due to the growing number of information technology services providers. If our reputation is damaged or if potential clients are not familiar with us or the services we provide, we may become less competitive or lose our market position. Promotion and enhancement of our name will depend largely on our success in continuing to provide large, complex, integrated information technology solutions. If clients do not perceive our solutions to be effective or of high quality, our brand name and reputation will suffer. In addition, if solutions we provide have defects, critical business functions of our clients may fail, and we would likely suffer adverse publicity and could suffer economic liability.



Misappropriation of our intellectual property could harm our reputation, affect our competitive position and cost us money

  We believe our intellectual property, including our proprietary methodologies, is important to our success and competitive position. If we are unable to protect our intellectual property against unauthorized use by others, our reputation among existing and potential clients could be damaged and our competitive position adversely affected.

  Our strategies to deter misappropriation could be inadequate in light of the following risks:

  . non-recognition of the proprietary nature of or inadequate protection of our methodologies in the United States or foreign countries;

  .  undetected misappropriation of our proprietary methodologies;

  .  development of similar software or applications by our competitors;
     and

  . unenforceability of the non-competition and confidentiality agreements entered into by our key employees.

  If any of these risks materialize, we could be required to spend significant amounts to defend our rights and our managerial resources could be diverted. In addition, our proprietary methodologies may decline in value or our rights to them may not be enforceable.

Others could claim that we infringe on their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm to our reputation

  Although we believe that our services do not infringe on the intellectual property rights of others, we cannot give any assurances that an infringement claim will be successfully defended. A successful infringement claim against us could materially and adversely affect us in the following ways:

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  .  we may be liable for damages and litigation costs, including attorneys' fees;

  .  we may be enjoined from further use of the intellectual property;

  . we may have to license the intellectual property, incurring licensing fees;

  . we may have to develop a non-infringing alternative, which could be costly and delay projects; and

  . we may have to indemnify clients with respect to losses incurred as a result of our infringement of the intellectual property.

  Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention, clients' termination of project engagements and harm to our reputation.

Our business and our client relationships may suffer if we have disputes over our right to resell or reuse intellectual property developed for specific clients

  A portion of our business involves the development of software applications for specific client engagements. Ownership of client-specific software is generally retained by the client, although we retain rights to some of the applications, processes and other intellectual property developed in connection with client engagements. Issues relating to the rights to intellectual property can be complicated. We cannot give any assurances that disputes will not arise that affect our ability to resell or reuse such applications, processes and other intellectual property, damage our relationships with our clients, divert our management's attention or have a material adverse effect on our business, financial condition and results of operations.

Potential acquisitions may result in, among other things, increased expenses, difficulties in integrating target companies and diversion of management's attention

  An element of our strategy includes expanding our solutions and service offerings and gaining access to new technologies through strategic acquisitions and investments when attractive opportunities arise. Some of the risks that we may encounter in implementing this element of our strategy include:

  . expenses and difficulties in identifying potential targets and the costs associated with acquisitions that are abandoned before completion;

  . expenses, delays and difficulties of integrating the acquired company into our existing organization and our company's culture;

  .  diversion of management's attention during the acquisition process;

  . diversion of management's attention following the acquisition process where management has options or other equity incentive rights in the acquired company;

  . expenses of amortizing the acquired company's intangible assets, which could be significant in light of the high valuations of many companies in the information technology industry;

  . impact on our financial condition due to the timing of the acquisition; and

  . expenses of any undisclosed or potential legal liabilities of the acquired company, including intellectual property, employment, and warranty and product liability-related problems.

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If realized, any of these risks could have a material adverse effect on our business, financial condition and results of operations.

Lack of detailed written contracts could impair our ability to collect fees, protect our intellectual property and protect ourselves from liability to others

  We try to protect ourselves by entering into detailed written contracts with our clients covering the terms and contingencies of the project engagement. In some cases, however, consistent with what we believe to be industry practice, work is performed for clients on the basis of a limited statement of work or verbal agreements before a detailed written contract can be finalized. To the extent that we fail to have detailed written contracts in place, our ability to collect fees, protect our intellectual property and protect ourselves from liability to others may be impaired.

Government regulation and legal uncertainties relating to the Internet could result in decreased demand for our services, increased costs, or otherwise harm our business

  Increased regulation of the Internet might slow the growth in use of the Internet, which could decrease demand for our services, increase our cost of doing business or otherwise harm our business. Congress, federal regulatory agencies and the states have recently passed legislation or taken other actions regulating certain aspects of the Internet, including:

  .  on-line content;

  .  interaction with children;

  .  copyright infringement;

  .  user privacy;

  .  taxation;

  .  access charges;

  .  liability for third-party activities;

  .  transmission of sexually explicit material;

  .  defamation;

  .  consumer protection; and

  .  jurisdiction.

  Foreign governments have also taken actions to regulate aspects of the Internet, including user privacy and on-line content. In addition, federal, state and local governmental organizations as well as foreign governments are considering other legislative and regulatory proposals that would regulate these and other aspects of the Internet. We do not know how courts will interpret laws governing the Internet or the extent to which they will apply existing laws to the Internet. Therefore, we are not certain how existing or future laws governing the Internet or applied to the Internet will affect our business.


THIS EXHIBIT CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM FORM 10-Q (9-30-1999) AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.



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